UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 000-30666

NETEASE, INC.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

NETEASE, INC.

Form 6-K

TABLE OF CONTENTS

Signature	Page 3

Notice of 2024 Annual General Meeting of Shareholders	Exhibit 99.1

Proxy Statement for 2024 Annual General Meeting	Exhibit 99.2

Form of Proxy Card for Holders of Ordinary Shares	Exhibit 99.3

Form of Voting Instruction Card to the Bank of New York Mellon for Holders of American Depositary Shares	Exhibit 99.4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ William Lei Ding
		Name:	William Lei Ding
		Title:	Chief Executive Officer

Date:	April 26, 2024

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